Exhibit 99.1

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

December 10, 2013	NR 25 - 2013

Avrupa announces Antofagasta has earned in 51% on Alvalade JV, Portugal

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that its JV partner, Antofagasta Minerals S.A. (“Antofagasta”), a wholly-owned subsidiary of Antofagasta plc, has earned in to 51% of the Alvalade copper project in southern Portugal pursuant to the Option Agreement dated December 22, 2011 by spending US$4,300,000.

Antofagasta has, at present, the option to further acquire an additional 24% interest (for an aggregate 75% interest) of the Alvalade copper project by preparing, funding and delivering a Feasibility Study on the property on or before December 1, 2018.

Paul W. Kuhn, President and CEO of Avrupa, commented, “The vote of confidence by Antofagasta on the Alvalade project is welcomed.  Antofagasta has already forwarded funding for the next stage of drilling along the Neves Corvo trend, one of four potential mineral belts that make up the Iberian Pyrite Belt in Portugal.  Continued improvement of our understanding of the geological and structural aspects of our target areas is leading to new possibilities along all four mineral belts.”

Antofagasta plc is listed on the London Stock Exchange, is a constituent of the FTSE-100 Index, and has significant mining interests in Chile.  Antofagasta plc operates four copper mines: Los Pelambres, Esperanza, El Tesoro and Michilla.  Total production in 2012 was 709,600 tonnes of copper, 12,200 tonnes of molybdenum and 299,900 ounces of gold.  Antofagasta plc also has exploration, evaluation and/or feasibility programs in North America, Latin America, Europe, Asia, Australia and Africa.

Avrupa Minerals Ltd. currently holds 15 exploration licenses in three European countries, including nine in Portugal covering 2,980 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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